AMEND BOND PERIOD ENDORSEMENT

Named Assured WILBANKS SMITH & THOMAS ASSET MANAGEMENT LLC		Endorsement Number 8
Bond Number J06033258	Bond Period 08-01-2023 to 09-30-2024	Effective Date of Endorsement August 1, 2023
Issued By Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1. Bond Period:	From:	August 1, 2023
	To:	September 30, 2024
At 12:01 A.M. local time at the Address of Assured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52908 (12/20)	Page 1 of 1